

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2020

Christopher C. Schreiber
Executive Chairman of the Board
Akers Biosciences, Inc.
201 Grove Road
Thorofare, New Jersey 08086

> **Re: Akers Biosciences, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 13, 2020**
> **File No. 001-36268**

Dear Mr. Schreiber:

We have conducted a targeted reviewed your filing and have the following comment. Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed June 13 ,2020

Proposal 1, page 7

1. We note that in Proposals 1 and 2, pursuant to Nasdaq listing requirements, you seek approval from shareholders for: (1) the issuance of common stock in excess of 20% of your outstanding common stock upon conversion of Series D convertible preferred stock; and (2) the possible future issuance of common stock in excess of 20% of your outstanding common stock in connection with future potential milestone payments; both of which are pursuant to your acquisition of Cystron Biotech, Inc., as set forth in the membership interests purchase agreement, as amended. We note the stock will be issued to members of Cystron Biotech, LLC, and to the extent shareholders do not approve each proposal, you are required to continue seeking shareholder approval every six months until shareholders do approve. Please revise your preliminary proxy statement to provide the disclosures required by Items 11, 13 and 14 of Schedule 14A with respect to those matters, as applicable, pursuant to Note A of Schedule 14A. Alternatively, please provide us with analysis supporting why such disclosure is not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences